FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 16, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Corporate Taxpayer’s ID (CNPJ): 07.628.528/0001-59

Corporate Registry (NIRE): 35.300.326.237

Publicly held Company of Authorized Capital

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDER’S  MEETING HELD ON OCTOBER 28, 2015.

Date, time e venue: The Annual and Extraordinary General Shareholders’ Meeting was held on October 28, 2015, at 2:30 p.m., at the headquarters of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Companhia”), located at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, in the city and state of São Paulo.

Call Notice and Attendance: Pursuant to item II of Article 124 of Law 6,404, of December 15, 1976, as amended (“Law 6.404/76”), the first call notice was published in the September 29 and 30, and October 01, 2015  editions of Diário Oficial do Estado de São Paulo, on pages 22, 23 and 14, respectively, and in the September 29 and 30, and October 01, 2015  editions of O Estado de São Paulo, on pages B13, B5 and B15, respectively.

Legal Publications: the meeting Chairman informs that the Management Report and Financial Statements of the Company together with the Fiscal Council Report and Independent Auditors Report, related to the fiscal year ended June 30, 2015, were published in the September 25,2015 edition of O Estado de São Paulo, on page B7, and the publication of the notices referred to in the head provision of Article 133 of Law No. 6404/76 were not necessary, in view of the provisions of paragraph five of that article. Further, the documents required by the Brazilian Securities and Exchange Commission (“CVM”) Instruction 481, of December 17, 2009 (“CVM Instruction 481”) have been disclosed.

Attendance: The Meeting was held on October 28, 2015, with the presence of the shareholders representing shares issued by the Company in an amount sufficient to comply with the legal quorum for opening the meeting, pursuant to the records and signatures affixed in the Shareholders' Attendance Book, registering also the presence of: Alejandro G. Elsztain, effective member of the Board of Directors; Julio Cesar de Toledo Piza Neto, CEO and Investor Relations Officer; Fabiano Ferrari, member of the Fiscal Council and Marcos A. Pupo, representative of Ernst Young Auditores Independentes ("E&Y").

Presiding Members: Chairman: Alejandro G. Elsztain; Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: (1) At Annual General Meeting: (1.1) examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2015, including the Independent Auditors’ opinion and the Fiscal Council Report; (1.2) to resolve on the allocation of the income reported for the year ended on June 30th, 2015, and the distribution of dividends; (1.3) to resolve on the determination of the number of the members to compose the Company’s Board of Directors, according to the Company’s bylaws, as well as on the election of the members of the Board of Directors; (1.4) set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2015; and (1.5) to resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as fixing of the remuneration of elected members. (2) At Extraordinary General Meeting: (2.1) to resolve on the amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 58.226.600 (fifty eight million, two hundred and twenty six thousand and six hundred) common shares, reflecting the cancellation, carried out on January 27, 2015, of one hundred and ninety-five thousand and eight hundred (195,800) common shares issued by the Company and held in treasury on the  mentioned date.

Resolutions: Upon beginning the meeting, the Chairman explained that (a) the minutes of the shareholders meeting would be drawn up as a summary of the facts, comprising only the transcription of resolutions passed and its publication without the signatures of the totality of the shareholders, pursuant to paragraphs 1 and 2 of Article 130 of Law No. 6404/76, and paragraph 10, Article 6 of the Company's Bylaws; (b) documents or proposals, vote explanations, protest or dissent on the matters to be resolved shall submitted in writing to the Presiding Members, who for this purpose would be represented by the Meeting Secretary; and (c) the reading of the documents related to the matters to be decided at this Shareholders Meeting was waived by those present by unanimous vote, since the shareholders had full knowledge thereof.

After examining and discussing the matters on the agenda, the shareholders resolved:

At the Annual Shareholders Meeting:

1.          With the abstention of those legally prevented, approve by majority vote, and without any reservations or restrictions, the Management Report, Balance Sheet and Financial Statements, together with the Independent Auditors' Report and the Fiscal Council Report, all related to the fiscal year ended June 30, 2015, and approved at the meeting of the Board of Directors of the Company held on September 3, 2015.

1.2.      With the abstention of those legally impaired, approve by majority vote, without any reservations or restrictions, the Management Proposal for the net income for the fiscal year ended June 30, 2015, in the amounts of R$ 180.809.914,71, shall be allocated as follows:

Net Profit at Year-End (after IR and CSLL deductions): (-) Accumulated losses: Net Income for the Year:	R$ 180.809.914,71 (R$ 10.988.444,43) R$ 169.821.470,28
(-) Legal Reserve (5%):	(R$ 8.491.073,51)
Adjusted Net Income:	R$ 161.330.396,77
Compulsory Dividends (25%): Proposed Additional Dividends (25%)	R$ 40.332.599,19 R$ 40.332.599,19
Reserve for Investment and Expansion (50%):	R$ 80.665.198,39

ACCUMULATED LOSSES: Pursuant to article189 of Law 6,404/76, from the result for the year R$ 10.988.444,43  (ten million, nine hundred and eighty eight thousand ,four hundred and forty four reais and thirty nine cents) shall be allocated to the absorption of accumulated losses.

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, 5% (five per cent) of Net Income, in the amount of R$ 8.491.073,51  (eight million, four hundred and ninety one thousand and seventy three reais and fifty one cents) shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 36 of the Company’s By Laws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 80.665.198,38 corresponding to R$ 1,3977  per share on 06.30.2015. The payment of dividends shall be carried out in up to 30 (thirty) days from the date of their declaration. The dividends shall be paid to those with shareholding position at the Company at the end of October 28, 2015, and, from October 29, 2015, the Company’s shares shall be traded “ex” dividends.

RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 36, subparagraph (c), of the By Laws, in the amount of R$ 80.665.198,39  shall be allocated to the Reserve for Investment and Expansion, whose purpose considers investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming to the expansion of the Company’s activities, in addition to  investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the acquisition by the Company of its shares issued, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

1.3.      (a) With the abstention of those legally prevented, approve by majority vote, without any reservations or restrictions, the composition of the Board of Directors by 9 (nine) members, as well as the (b) election to office of members of the Board of Directors, in accordance with the multiple voting procedure requested by a Company’s shareholder – pursuant to the Notice to Shareholders disclosed by Company on October 21, 2015 - for a term that will end at the Annual Shareholders Meeting that approves the Company's financial statements in regards to the fiscal year ended June 30, 2017, Messrs.: (i) Alejandro G. Elsztain, Argentine, married, holder of Argentine passport No. 17.737.414N, resident in Buenos Aires, Argentina, at Moreno, 877, 23rd floor, 1091, Federal Capital; (ii) Eduardo S. Elsztain, argentino, casado, portador do passaporte argentino nº 14.014.114, residente em Buenos Aires, Argentina, em Bolívar, 108, 1º andar, 1086, Capital Federal; (iii) Saúl Zang, Argentine, married, holder of passport No. 04533949M, resident in Buenos Aires, Argentina, at Florida 537, 18th floor 1005, Federal Capital; (iv) Gabriel Pablo Blasi, Argentine, married, business administrator, bearer of Argentine passport No. 14222826, resident in Buenos Aires, Argentina, at Moreno, 877, 24th floor (C1091AAQ); (iv) Saúl Zang, Argentine, married, holder of passport No. 04533949M, resident in Buenos Aires, Argentina, at Florida 537, 18th floor 1005, Federal Capital; (v) David Alberto Perednik, Argentine, married, accountant, bearer of Argentine passport No. 13.417.354, resident and domiciled in Buenos Aires, Argentina, in Moreno, 877, 24th floor (C1091AAQ; (vi) João de Almeida Sampaio Filho, Brazilian citizen, married, Secretary of State, bearer of Identity Card (RG) No. 9.559.456/SSP-SP enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 071.526.218-10, with address in the city of São Paulo, state of São Paulo, at Av. Miguel Stéfano, No. 3900, Água Funda, postal code 04301-903; (vii) Isaac Selim Sutton, brazilian citizen, married, economist, bearer of identity card (RG) No. 7.386.118-2, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 047.010.738-30, with address in the city of São Paulo, state of São Paulo, at Av. Angelica, No 2510, 9th floor, Consolação, postal code 01228-200; (viii) Ricardo de Santos Freitas, brazilian citizien, married, lawyer, , bearer of Identity Card (RG) No 14.546.235-SSP-SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 121.220.368-26, with address in the city of São Paulo, state of São Paulo, at Rua Leopoldo Couto de Magalhães, 1400, apartment  2002; and (ix) Fabio Schuler de Medeiros, brazilian citizen, married, veterinarian, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 680.765.250-04, resident and domiciled in Porto Alegre, Rio Grande do Sul, at Rua José Scutari, No. 54, apartment 1402, postal code 91340-210, the last four elected as Independent Officers for purposes of the Listing Rules of Novo Mercado of Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA SA.

latter indicated on the same date by minority shareholders present at the Meeting, have been elected as an Independent Director for the purposes of the Listing Rules of Novo Mercado of the Bolsa de Valores, Mercadorias e Futuros - BM & FBOVESPA S.A.

Clarification: prior to the deliberation of the item 1.3, the Chairman asked for the floor, in order to present the following thought:  The Company was established in 2005/6, from a business plan created by its founders shareholders and a group of entrepreneurs, who, still these days, compose the majority of the Board of Directors.  The Company executed its initial public stock offering without any assets or even an office.  In that moment, the Company raised R$ 580.000.000,00 from investors, based on trust and credibility of the mentioned shareholders and entrepreneurs. Other companies that had greenfield projects like this one, including a company  in the agricultural sector and another one in the tourism sector, have not prospered and no longer exist, different to Company, which maintained its original principles and has been creating constant value from these principles. The Management of Company received additional support from a group of independent directors who have been contributing  a lot, Isaac Sutton, a financial market specialist, João Sampaio, an important and recognized professional in the agricultural business, and Robert Gibbins,  a sophisticated financial manager who has been participating in the management since the IPO. Therefore, our proposal is to keep our success formula, so I invite you all to exercise the multiple vote, considering that our Company is doing so well in such a difficult period, we must keep our team of directors.

1.3.1.  It is registered that the members of the Board of Directors reelected/elected herein already executed/will execute the Managers Deed of Consent to the rules contained in the Listing Rules of Novo Mercado of BM&FBOVESPA and have signed/will sign their deeds of investiture in office in the proper book, on which occasion they declared/will declare, for purposes of CVM Ruling 367/02 and paragraphs 1 and 2 of Article 147 of Law No. 6404/76, that they are not under the effects of any of the impediments provided by law for exercise of commercial activity and were not sentenced to the penalty of suspension or temporary disqualification by the Securities Commission, and are eligible for a management position in a listed company.

1.4.      With the abstention of those legally prevented, approve by majority vote, without any reservations or restrictions, and with the delivery of manifestation of separate vote by the shareholder CSHG Commodities FIM Crédito Privado, the aggregate annual remuneration of Managers, in the amount up to eleven Reais (R$11,000,000.00), including benefits of any nature and amounts for representation, for the fiscal year beginning on July 1, 2015, provided that the Board of Directors shall be responsible to determine subsequently the individual amounts that shall be allocated to each manager of the Company, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation and the market value of their service.

1.5.      With the abstention of those legally prevented, approve, by majority vote, without any reservations or restrictions, the re/election of three effective members and three alternate members for the Company's Fiscal Council for unified mandates that shall end at the Annual Shareholders Meeting that approves the Company's financial statements in regards to the fiscal year ended on June 30, 2016, as follows: reelection of  Messrs. Fabiano Nunes Ferrari, Brazilian citizen, married, lawyer, enrolled with the São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 172.581, bearer of Identity Card (RG) No. 25.260.606-1 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 186.583.958-20, with address in the city of São Paulo, state of São Paulo, at Rua Augusta, No. 1819, 24th floor, postal code 01413-000; and and Débora de Souza Morsch, Brazilian citizen, married, business administrator, bearer of Identity Card (RG) No. 2019451364 SSP/RS, enrolled with the National Individual Taxpayers Register (CPF/MF) under No.393.791.320-34, resident and domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Carlos Gomes, No. 1492, room 1208, and the election of Mr. Ivan Luvisotto Alexandre, Brazilian citizen, married, lawyer, enrolled with São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 258.946, bearer of Identity Card (RG) No. 29.023.152-8, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 307.599.448-06, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Augusta, No. 1819, 24th floor, postal code 01413-000; as effective members of Fiscal Council, as well as the reelection of Mrs. Daniela Gadben, Brazilian citizen, married, lawyer, enrolled the São Paulo Chapter of the Brazilian Bar Association under No. 206.659, bearer of Identity Card (RG) No. 30.599.367-7 SSP/SP, enrolled with the Individual Taxpayers Register (CPF/MF) under No. 223.422.038-61, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua José Maria Lisboa, No. 1745, apt. 81, Jardim Paulista, postal code 01423-000; and the election of Messrs. Marcos Paulo Passoni, enrolled with the Individual Taxpayers Register (CPF/MF) under nº 121.746.898-63; and Luciana Terezinha Simão Villela, enrolled with the Individual Taxpayers Register (CPF/MF) under nº.  sob nº 093.781.248-01, as alternate members of Fiscal Council.

1.5.1    It is registered that the members of the Fiscal Council reelected/elected herein already executed/will execute the Managers Deed of Consent to the rules contained in the Listing Rules of Novo Mercado of BM&FBOVESPA and have signed/will sign their deeds of investiture in office in the proper book, on which occasion they declared/will declare, for purposes of CVM Ruling 367/02 and paragraphs 1 and 2 of Article 147 of Law No. 6404/76, that they are not under the effects of any of the impediments provided by law for exercise of commercial activity and were not sentenced to the penalty of suspension or temporary disqualification by the Securities Commission, and are eligible for a management position in a listed company.

1.5.2    The members of the Fiscal Council elected herein will sign their deeds of investiture in office in the proper book, and will execute the Managers Deed of Consent to the rules contained in the Listing Rules of Novo Mercado of BM&FBOVESPA, on which occasion they shall declare, for purposes of CVM Ruling 367/02 and paragraphs 1 and 2 of Article 147 of Law No. 6404/76, that they are not under the effects of any of the impediments provided by law for exercise of commercial activity and were not sentenced to the penalty of suspension or temporary disqualification by the Securities Commission, and are eligible for a management position in a listed company.

1.5.3.   With the abstention of those legally prevented, approve, by majority vote, without any reservations or restrictions, the fixing of the remuneration of elected members of the Fiscal Council, in accordance with paragraph three of Article 162 of Law No. 6404/76, at not less, for each member, that ten percent of the average remuneration paid to the members of the Company's Executive Board.

At Extraordinary General Meeting:

2.1       With the abstention of those legally prevented, approve, by majority vote, without any reservations or restrictions, the amendment of article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 58.226.600 (fifty eight million, two hundred and twenty six thousand and six hundred) common shares, reflecting the cancellation, carried out on January 27, 2015, of one hundred and ninety-five thousand and eight hundred (195,800) common shares issued by the Company and held in treasury on the  mentioned date.

Closing: There being no further business, the meeting was closed and these minutes were drafted as summary, which, after being read and approved, were executed by all present members.

Signatures: Alejandro G. Elstain – Chairman e Julio Cesar de Toledo Piza Neto – Secretary. Shareholders:  AGRO MANAGERS S.A; CRESUD S.A.C.I.F.Y.A; JULIO CESAR DE TOLEDO PIZA JUNIOR; JULIO CESAR DE TOLEDO PIZA NETO; ANDRÉ GUILLAUMON; GUSTAVO JAVIER LOPEZ; NUEVO SUMATRA AÇÕES – FUNDO DE INVESTIMENTO; TARSO PADUA DUTRA; RAFAEL DE SOUZA MORSCH; LUIZ GABRIEL MORSCH; ALFA FUNDO DE INVESTIMENTO EM AÇÕES; GRAPHUS PREMIUM FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO CONTINENTAL; CLUBE DE INVESTIMENTO DO GASTÃO; CLUBE DE INVESTIMENTO GIATECH; CLUBE DE INVESTIMENTO HILL; CLUBE DE INVESTIMENTO HOPE; CLUBE DE INVESTIMENTO LYNDOS; CLUBE DE INVESTIMENTO PLUNGER; CLUBE DE INVESTIMENTO NEXT GEN; HAYP FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO VALOR FUTURO; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA; FUNDO DE INVESTIMENTO EM AÇÕES REAL INVESTOR; CSHG COMMODITIES FUNDO DE INVESTIMENTO MULTIMERCADO – CRÉDITO PRIVADO; HIX CAPITAL FUNDO DE INVESTIMENTO DE AÇÕES; FUNDO FATOR SINERGIA IV – FUNDO DE INVESTIMENTO EM AÇÕES; THE BANK OF NEW YORK MELLON; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; NUVEEN TRADEWINDS EMERGING MARKETS FUND; RUSSEL INSTITUTIONAL FUNDS, LLC – RUSSEL MULTI-ASSET CORE PLUS FUND; TEACHER  RETIREMENT SYSTEM OF TEXAS; TIFF MULTI-ASSET FUND; THE TIFF KEYSTONE FUND, L.P; THE NOMURA TRUST AND BANKING AND CO LTD. RE: DWS WORLD AGRIBUSINESS MOTHER FUND; KOPERNIK GLOBAL ALL-CAP EQUITY FUND; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; CHARLES RIVER FEEDER FUNDO DE INVESTIMENTO DE AÇÕES; ELIE HORN; CAPE TOWN LLC; AUTONOMY LUXEMBOURG ONE S.A.R.L; HELTON LUIS PAULINI; DANIEL DE CRUZ GOUVEIA VIEIRA; EQUITAS MASTER SELECTION FIA; EQUITAS SELECTION INSTITUCIONAL MASTER FIA; EQUITAS ZENITH FIM; EQUITAS EQUITY HEDGE MASTER FIM.

I declare that the present confers with the original drawn up in the proper book

São Paulo, October 28, 2015.

______________________________________ ALEJANDRO G. ELSZTAIN CHAIRMAN	______________________________________ JULIO CESAR DE TOLEDO PIZA NETO SECRETARY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 16, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer